Exhibit 99.4
Asia Pacific Wire & Cable Corporation Limited
Room B, 7th Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
June 27, 2008

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum Partners
(886) 2-2712-2558	(310) 785-0810
ASIA PACIFIC WIRE & CABLE REPORTS ITS 2007 FINANCIAL RESULTS
NEW YORK, NY – June 27, 2008 – Asia Pacific Wire & Cable Corporation (OTCBB: AWRCF) (the “Company”) announced today that it has filed with the Securities and Exchange Commission the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
The Company reported net sales of $510.8 million and a net income of $4.8 million, or $0.35 per share. Further information regarding the Company’s financial results for 2007 may be obtained by reviewing the Annual Report on Form 20-F available on the SEC’s website located at www.sec.gov.
Management is pleased to report to its shareholders that, with the release of its 2007 results, the Company is up to date in all SEC filings. In addition, the Company intends to release its financial results on a semi-annual basis in 2008. With these tasks behind us, the Company can focus on growing the business and creating shareholder value. The Company is currently evaluating various growth projects throughout the Asia Pacific region.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region. For more information please visit: www.apwcc.com
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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.